March 24, 2025

David Matthews

Division of Investment Management

Disclosure Review & Accounting Office

U.S. Securities and Exchange Commission

444 Flower St #900

Los Angeles, CA 90071

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 24 to the Registration Statement on Form N-1A (the “Amendment”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Matthews:

This correspondence responds to comments received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long LLY Daily ETF, Leverage Shares 2X Long NVO Daily ETF, Leverage Shares 2X Long ABBV Daily ETF, Leverage Shares 2X Long LMT Daily ETF, Leverage Shares 2X Long RTX Daily ETF, Leverage Shares 2X Long QCOM Daily ETF, Leverage Shares 2X Long XYZ Daily ETF, Leverage Shares 2X Long HOOD Daily ETF, Leverage Shares 2X Long PYPL Daily ETF, Leverage Shares 2X Long IONQ Daily ETF, Leverage Shares 2X Long AVGO Daily ETF, Leverage Shares 2X Long PANW Daily ETF, Leverage Shares 2X Long CRWD Daily ETF, Leverage Shares 2X Long PLTR Daily ETF, Leverage Shares 2X Long ADBE Daily ETF, Leverage Shares 2X Long BABA Daily ETF, Leverage Shares 2X Long MRVL Daily ETF, Leverage Shares 2X Long AMZN Daily ETF, Leverage Shares 2X Long UBER Daily ETF, Leverage Shares 2X Long CRM Daily ETF, Leverage Shares 2X Long CMG Daily ETF, and Leverage Shares 2X Long AAL Daily ETF, (each a “Fund” and collectively, the “Funds”), each a proposed new series of the Trust. For your convenience, your comments have been summarized with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendments.

1.	Comment: The Staff acknowledges that the responses, representations and additional information provided by Themes ETF Trust in correspondence filed on December 10, 2024 with regard to 13 other series of this Trust that are in many respects identical or substantially similar to the 22 proposed new series in this registration statement (the “Prior Response Letter”). With respect to each of the 22 proposed new series in this registration statement, please provide the Staff with the responses, representations or additional information requested by comments 8, 9, 18 and 19 of the Prior Response Letter. To the extent the response in the Prior Response Letter will be identical to your response for these 22 new series, please so confirm in response or note any areas where the response will differ in respect of these new series.

Response: The Registrant notes that with respect to the response to prior comments 8, the Registrant believes that whether an issuer is eligible to use Form S-3 in a primary offering of non-investment grade securities is a legal conclusion that can only be made upon knowing each issuer’s particular facts and circumstances. That said, the Registrant has reviewed the publicly available EDGAR filings of each issuer and based upon this review, is not aware of any reason for an underlying issuer (excluding NVO and BABA) to be disqualified from filing a shelf registration statement on Form S-3. With regard to the Funds that will seek to track 2Xs the daily performance NVO and BABA, the Trust has reviewed publicly available EDGAR filings for each issuer and has confirmed that such filings include Forms 6-K and 20-F.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310 ● Leawood, KS 66211 ● p: 949.629.3928 Practus, LLP

● Karen.Aspinall@Practus.com ● Practus.com

With response to prior comment 9, the response continues to be accurate. The Registrant, however, is pursuing additional swap counterparties to provide additional swap capacity. The Registrant expects the response to prior comment 9 to continue to be accurate with respect to any new counterparties.

The responses to prior comments 18 and 19 continue to be the same.

2.	Comment: For each series, please provide the completed fee table and example with your response.

Response: The expense table and example numbers will be provided to the Staff supplementally.

3.	Comment: Please update the annualized historical volatility and performance rates throughout the Amendment for each underlying security for the period ended December 31, 2024.

Response: The Registrant has amended the disclosure accordingly.

4.	Comment: The Staff notes that Robinhood Markets recently announced plans to significantly expand its crpyto business through an acquisition of global crypto exchange Bitstamp, which is expected to close in the first half of 2025. Given this event, please expand the existing discussion to include crypto exchange-related risks in the HOOD risk section.

Response: The Registrant has added the following disclosure in the HOOD Principal Investment Risks section and related Item 9 disclosure as the second paragraph of Robinhood Markets, Inc. Investing Risk.:

Robinhood has entered into an agreement to acquire Bitstamp, which is a Luxembourg-based digital asset trading platform that was founded in 2011. This acquisition, which is expected to be consummated in the first half of 2025, will result in Robinhood being subject to digital asset trading platform risk. Digital asset trading platforms are largely unregulated. These platforms may therefore be more exposed to market manipulation, fraud and failure than established, regulated exchanges for securities, derivatives and other currencies. Crypto asset trading platforms may (and in certain cases have) become subject to enforcement actions by regulatory authorities. Accordingly, any losses at Bitstamp can negatively impact the financial position of Robinhood.

5.	Comment: In correspondence, please confirm if the industry assignment for UBER is consistent with its primary business or please update the disclosure accordingly.

Response: The Registrant has updated the Fund’s sector disclosure in the Principal Investment Risks section as follows:

Transportation Sector Risk. Companies in the transportation sector may be adversely affected by changes in the economy, increases in fuel and operating costs, labor relations, technology developments, exchange rates, insurance costs, industry competition and government regulation. Global or regional events and conditions may materially disrupt or indefinitely impair the operations, financial condition and liquidity of companies in the transportation industry. Securities of companies in the transportation sector are generally cyclical and occasionally subject to sharp price movements.

Autonomous Driving Industry Risk. Companies involved in, or exposed to, autonomous driving-related businesses may have limited product lines, markets, financial resources or personnel. Autonomous driving technology is a relatively new technology and is subject to risks associated with a developing industry. These risks include intense competition, delays or other complications in connection with production, rapid product obsolescence, increased government regulation and market volatility. As a new technology, any product defects, delays in the implementation of full autonomous driving or legal restrictions could have an adverse effect on the businesses of autonomous driving companies. Such companies may not be exclusively or substantially exposed to the autonomous driving sector, but may be substantially exposed to the market and business risks of other industries or sectors, and the Fund may be adversely affected by negative developments impacting those companies, industries or sectors.

In addition, these companies may be adversely affected by loss or impairment of intellectual property rights. There can be no assurance that companies involved in autonomous driving technology will be able to successfully protect their intellectual property to prevent the misappropriation of their technology, or that competitors will not develop technology that is substantially similar or superior to such companies’ technology. Autonomous driving companies typically engage in significant amounts of spending on research and development, and there is no guarantee that the products or services produced by these companies will be successful. These companies are also susceptible to litigation based on product liability claims and can be significantly affected by insurance costs. In addition, autonomous driving companies may not maintain as much insurance coverage as other types of companies and any insurance coverage may not be sufficient to cover all losses or claims.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel

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